King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

February 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar

Karina Dorin

Re:	Kodiak Gas Services, Inc.

Registration Statement on Form S-4

Filed January 12, 2024

File No. 333-276508

Dear Ms. Majmudar and Ms. Dorin:

On behalf of our client, Kodiak Gas Services, Inc. (the “Company”), we are transmitting via EDGAR with this letter, for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the above referenced Registration Statement on Form S-4 (the “Revised S-4”). This letter together with the changes reflected in the Revised S-4 respond to the Staff’s comments contained in its letter dated February 6, 2024.

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references, page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in the Revised S-4. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised S-4.

Registration Statement on Form S-4 filed January 12, 2024

Information About Kodiak

Executive Compensation of Kodiak, page 133

1.

Please update executive compensation and director compensation for Kodiak to reflect data for the year ended December 31, 2023. Refer to Item 18(a)(7) of Form S-4 and Question 117.05 of the Compliance and Disclosure Interpretations for Regulation S-K.

The Company has revised the disclosure under the caption “Executive Compensation of Kodiak” beginning on page 134 of the Revised S-4 in response to the Staff’s comment.

Securities and Exchange Commission

February 12, 2024

Material U.S Federal Income Tax Consequences

Material U.S. Federal Income Tax Consequences of the Subsequent LP Merger for Electing

Unitholders, page 232

2.

We note that except with respect to any cash received in lieu of fractional shares, the exchange by U.S. holders of Partnership Common Units, in the case of Electing Unitholders, for OpCo Units and shares of Series A Preferred Stock is generally not expected to result in the recognition of gain or loss to such U.S. holders for U.S. federal income tax purposes. Please attribute this representation of tax consequences to counsel and file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or provide us with analysis explaining why it is not necessary to do so. For guidance, refer to Item 601(b)(8) of Regulation S-K.

The Company has revised the disclosure under the caption “Material U.S. Federal Income Tax Consequences of the Subsequent LP Merger for Electing Unitholders” beginning on page 234 and has filed the requested tax opinion as Exhibit 8.1 to the Registration Statement in response to the Staff’s comment.

* * * *

Securities and Exchange Commission

February 12, 2024

If we can be of any assistance in explaining these responses or the changes in the Revised S-4, please contact me (telephone: (404) 572-3517; email: ktownsend@kslaw.com) or Robert J. Leclerc (telephone: (404) 572-2781; email: rleclerc@kslaw.com).

Very truly yours,
/s/ Keith M. Townsend

cc:	Robert M. McKee

Kelly M. Battle

(Kodiak Gas Services, Inc.)

Robert J. Leclerc

(King & Spalding LLP)

Matthew R. Pacey

Jennifer Wu

(Kirkland & Ellis LLP)

David P. Oelman

Lande A. Spottswood

Raleigh J. Wolfe

(Vinson & Elkins L.L.P.)

Derek J. Anchondo

(CSI Compressco LP)